November 24, 2004


Mail Stop 4-6

Mr. Dan Bodner
President and Chief Executive Officer
Verint Systems Inc.
330 South Service Road
Melville, NY 11747

Re:	Verint Systems Inc.
	Registration Statement on Form S-3
	Filed November 5, 2004
	File No. 333-120266

Dear Mr. Bodner:

This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at the end of this letter.

REGISTRATION STATEMENT ON FORM S-3

Selling Stockholders

1. As it appears that Nic. Christian Invest A/G is a non-reporting legal entity, please revise to disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by this entity. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

2. It does not appear that either of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please confirm.

Plan of Distribution

3. In your plan of distribution, you indicate that the selling stockholders may offer their shares through short sales. Tell us whether the selling stockholders have any open short positions. Additionally, while we note the disclosure you have included in this section regarding Regulation M, please confirm that the Company and both selling stockholders are aware of CF Tel. Interp. A.65.

Incorporation of Certain Documents by Reference

4. We note that you have incorporated by reference your definitive proxy statement on Schedule 14A, filed on May 28, 2004. As Item 12 of Form S-3 does not provide for the incorporation by reference of such proxy statement, the specific incorporation by reference of your proxy statement appears to be unnecessary.

Exhibits

5. While we note that the shares being registered were issued under the terms of a Share Purchase Agreement dated as of September 2, 2004, such agreement does not appear on your exhibit list. Please revise to either file this agreement as an exhibit to the registration statement or, if it has been previously filed, incorporate it by reference from the prior filing. See Item 601(b)(4) of Regulation S-K.

Legal Opinion

6. We note that in the legal opinion attached as exhibit 5.1 to the registration statement, your counsel has "assumed that the Company has been duly organized and is validly existing and in good standing under the laws of the State of Delaware." Please note that this is an inappropriate assumption to make in rendering a legal opinion required by Item 601(b)(5) of Regulation S-K, as it assumes a material fact underlying the opinion that is readily ascertainable. Please revise.

7. Additionally, we note that your legal opinion expresses no opinion "as to matters governed by any laws other that the General Corporation Law of the State of Delaware as in effect on the date hereof." Please confirm that such limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII
A.14 of the CF Current Issues Outline.


*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the Company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Sara Kalin at (202) 942-2986. If you need further assistance, you may contact me at (202) 942-1800.



							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. Peter Fante, Esq.
	General Counsel
	Verint Systems Inc.
	330 South Service Road
	Melville, NY 11747
	Telephone:  (631) 962-9600
	Facsimile:   (631) 962-9300



Mr. Dan Bodner
November 24, 2004
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